NEWS RELEASE 08-29	NOV. 18, 2008

DRILLING CONTINUES TO EXTEND GOLD MINERALIZATION AT LONG CANYON

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that further step-out drilling has extended high-grade, near-surface, oxide gold mineralization by an additional 100 metres (328 feet) along strike at its 51% owned Long Canyon project in Nevada.

To date, Long Canyon’s 2008 work-program has extended mineralization along strike to 1.7 kilometres (1.1 miles) and across multiple zones, with a footprint up to 400 metres (1,300 feet) in width. Mineralization remains open in all directions.

Two 100-metre step-out holes returned:
  3.12 grams per tonne gold (0.091 ounces per ton) over 24.4 metres (80 feet), including 9.87 g/t (0.288 oz/ton) over 3.0 metres (10 feet), in hole LC149;
  3.01 grams per tonne gold (0.088 ounces per ton) over 7.6 metres (25 feet), including 5.92 g/t (0.173 oz/ton) over 1.5 metres (5 feet), in LC147.

Other new results continue to further define this growing deposit, demonstrating encouraging consistency and continuity of grade, including:·

  4.81 grams per tonne gold (0.141 oz/ton) over 12.8 metres (42.2 feet), including 8.16 g/t (0.238 oz/ton) over 4.3 metres (14.1 feet), in LC107C;
  4.95 grams per tonne gold (0.145 oz/ton) over 13.8 metres (45 feet), including 8.52 g/t (0.249 oz/ton) over 6.1 metres (20 feet), in LC141.

For a map highlighting recent drilling, please click: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillMap0829.pdf

Approximately 21,200 metres (69,700 feet) of drilling from more than 130 holes have been completed at Long Canyon this year. Two reverse circulation rigs and two diamond drill-core rigs are currently turning on site. Results are pending from approximately 70 drilled holes, with an additional 20 holes planned for the season.

The remainder of the 2008 work program is focusing on:
  infill drilling between the northeast extensions and the rest of the drill grid;
  extending mineralization in the Shadow Zone, a new parallel zone of mineralization; and, infill drilling selected areas of the southern portion of the deposit.

A project-first NI 43-101 resource estimate is planned by the end of January 2009.

Mineralization at Long Canyon is sediment-hosted and associated with solution breccias and stratabound horizons along a boudinaged limestone-dolomite contact. With drilling consistently intersecting near-surface, high-grade oxide gold mineralization, Long Canyon is developing into a high-quality gold deposit.

Fronteer is majority owner (51%) and manager of Long Canyon through a participating joint venture with AuEx

Ventures Inc. (“AuEx”) (49%). An initial joint venture project budget of approximately US$3.9 million will see activities through to March 2009.

Long Canyon, Sandman and Northumberland are currently Fronteer's leading properties among its large, portfolio of gold projects in Nevada. Long Canyon, located 6.5 km (4 miles) south of the I-80 Freeway corridor in northeastern Nevada, is part of Fronteer’s emerging 400,000-acre Eastern Great Basin portfolio. For more information on Long Canyon and Fronteer's other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

LONG CANYON DRILL RESULTS

Hole ID	From (feet)	To (feet)	Intercept Length (feet)	Au (ppb)	Au (oz/ton)	From (metres)	To (metres)	Intercept Length (metres)	Au (gpt)

LC107C	136	178.2	42.2	4812	0.141	41.5	54.3	12.8	4.81
including	139	142.2	3.2	5532	0.162	42.4	43.4	1.0	5.53
	151	165.1	14.1	8160	0.238	46.0	50.3	4.3	8.16
	168.2	171	2.8	9047	0.264	51.3	52.1	0.8	9.05
LC111C	131	216	85	2183	0.064	39.9	65.9	25.9	2.18
including	186	191	5	11598	0.339	56.7	58.2	1.5	11.60
	206	210.7	4.7	7943	0.232	62.8	64.2	1.4	7.94
LC114C	132	192	60	1369	0.040	40.2	58.5	18.3	1.37
	193.5	217	23.5	6113	0.179	59.0	66.2	7.2	6.11
including	193.5	197	3.5	7869	0.230	59.0	60.1	1.1	7.87
	201	209	8	12805	0.374	61.3	63.7	2.4	12.81
	322	337	15	3646	0.106	98.2	102.7	4.5	3.65
including	329	331.2	2.2	18598	0.543	100.3	101.0	0.7	18.60
LC121C	156	161	5	1413	0.041	47.6	49.1	1.5	1.41
LC141	440	485	45	4953	0.145	134.1	147.9	13.8	4.95
including	455	475	20	8520	0.249	138.7	144.8	6.1	8.52
LC147	370	395	25	3011	0.088	112.8	120.4	7.6	3.01
including	380	385	5	5918	0.173	115.9	117.4	1.5	5.92
LC149	365	445	80	3119	0.091	111.3	135.7	24.4	3.12
including	370	380	10	9867	0.288	112.8	115.9	3.0	9.87
	470	500	30	1642	0.048	143.3	152.4	9.1	1.64

True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Results less than 1 g/t not highlighted in this table. Holes LC144-45 and LC150-152 had no reportable intercepts. For a PDF of comprehensive drill results, please click: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0829.pdf

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cutoff of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. All drill samples were assayed by American Assay Laboratories (ISO9002:2002) in Sparks, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY
Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has no debt and holds approximately C$84 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.